UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

DORAL ENERGY CORP.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

258114 206
(CUSIP Number)

EVERETT WILLARD GRAY II
PO Box 5375
Midland, Texas 79704
(432) 230-1849
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d -1(e), 240.13d -1(f)
or 240.13d -1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 258114 206

1.	Names of Reporting Persons: EVERETT WILLARD GRAY II

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [_]
(b) [_]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF (Personal Funds)

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: UNITED STATES CITIZEN

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 1,294,100 SHARES*

8.	Shared Voting Power: NOT APPLICABLE

9.	Sole Dispositive Power: 1,294,100 SHARES*

10.	Shared Dispositive Power: NOT APPLICABLE

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,294,100 SHARES*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

NOT APPLICABLE

13.	Percent of Class Represented by Amount in Row (11): 7.3%

14.	Type of Reporting Person (See Instructions): IN (Individual)

*	The Reporting Person's holdings have been adjusted to reflect a 1-for-6.25 reverse stock split completed by the Company on January 12, 2009

CUSIP No. 258114 206

This Schedule 13D/A (Amendment No. 1) is being filed by Everett Willard Gray, II pursuant to Section 240.13d -2(a) of the Securities Exchange Act of 1934 to amend and supplement the Schedule 13D of the Reporting Person filed with the United States Securities and Exchange Commission on August 20, 2008 (the "Original Schedule 13D"). Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D remains unchanged. Unless otherwise defined herein, the capitalized terms used herein have the meaning ascribed to them in the Original Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND

A.	Name of Person filing this Statement:

EVERETT WILLARD GRAY, II (the “Reporting Person”)

B.	Residence or Business Address:

The business address of the Reporting Person is 2002 Bedford, Midland, Texas 79701.

C.	Present Principal Occupation and Employment:

The Reporting Person has been the Chief Executive Officer, Vice Chairman and a Director of the Company since December 10, 2008. The Reporting Person founded WS Oil & Gas Limited, which provides merger and acquisition and capital raising consulting services to businesses in the energy sector. The principal executive office of Doral Energy Corp. is 415 West Wall, Suite 500, Midland, TX 79701.

D.	The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

E.

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

F. Citizenship: The Reporting Person is a citizen of the United States of America.

ITEM 4.           PURPOSE OF TRANSACTION

The Reporting Person acquired the Shares purchased from Paul Kirkitelos on July 23, 2008 for investment purposes.

In addition to the Shares acquired from Dr. Kirkitelos, WS Oil & Gas Limited, a Texas limited partnership controlled by the Reporting Person, acquired a convertible promissory note (the "Convertible Note") from the Company on August 24, 2009 in exchange for a loan in the principal amount of $250,000. Under the terms of the Convertible Note, the Company is required to repay to WS Oil & Gas Limited a total of $500,000 on account of principal and interest payable as follows:

(a)	24 monthly installments of $16,666.67 beginning November 1, 2009; and

(b)	12 monthly installments of $8,333.33 beginning November 1, 2011.

If the Company defaults under the terms of the Convertible Note, WS Oil & Gas Limited has the right to convert any unpaid principal and interest due under the Convertible Note into shares of the Company's common stock at a price equal to four times the market price of the Company's common stock over the five trading days prior to conversion.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

CUSIP No. 258114 206

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Company including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s Articles of Incorporation or other actions which may impede the acquisition of control of the Company by any person;

(h)

causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

(a)	Aggregate Beneficial Ownership:

As of August 24, 2009, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock
Common Stock	1,294,100(2)	7.3%(1)

(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. Applicable percentage of ownership is based on 17,773,210 common shares outstanding as of August 24, 2009, plus any securities held by such security holder exercisable for or convertible into common shares within sixty (60) days after the date of this Report, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended.

(2)

In addition to the Shares listed above, the Reporting Person has the right to acquire additional shares of the Company's common stock if the Company defaults on its obligations under the Convertible Note. See Item 4 above.

CUSIP No. 258114 206

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Shares held by him and has the sole power to dispose of or to direct the disposition of the Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

In addition to the acquisition of the Convertible Note described above, the Reporting Person gifted 250,000 Shares to immediate family members on July 21, 2009. The Reporting Person also sold 3,300 of the Shares in a market transaction on August 27, 2009 and 4,600 of the Shares in a market transaction on August 28, 2009.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

(a)	Convertible Promissory Note dated August 24, 2009 in the principal amount of $250,000 issued to WS Oil & Gas Limited.

(b)	Share Transfer Agreement dated effective July 23, 2008 between Paul C. Kirkitelos and WS Oil & Gas Limited.(1)

(1) Previously filed as an exhibit to the Reporting Person's original Schedule 13D filed with the SEC on August 19, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 2, 2009
Date

/s/ Everett Willard Gray II
Signature

EVERETT WILLARD GRAY II
Name/Title

4510\10-SEC InsiderRpts\Gray, E Willard\Schedule 13DAmend1.2009 -08-24_EWG.v3.doc

THIS CONVERTIBLE PROMISSORY NOTE AND THE SECURITIES INTO WHICH THIS NOTE IS CONVERTIBLE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR ANY STATE SECURITIES LAWS AND THIS CONVERTIBLE NOTE, THE SECURITIES AND ANY INTEREST THEREIN MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT OR SUCH LAWS OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT AND SUCH LAWS, WHICH, IN THE OPINION OF COUNSEL FOR THE LENDER, WHICH COUNSEL AND OPINION ARE REASONABLY SATISFACTORY TO COUNSEL FOR THIS CORPORATION, IS AVAILABLE. THE CONVERSION RIGHTS ATTACHED TO THIS CONVERTIBLE PROMISSORY NOTE MAY ONLY BE EXERCISED BY A PERSON WHO QUALIFIES AS AN "ACCREDITED INVESTOR" PURSUANT TO RULE 501 OF REGULATION D OF THE SECURITIES ACT.

CONVERTIBLE PROMISSORY NOTE

$250,000.00	Midland, TX
August 24, 2009

FOR VALUE RECEIVED, the undersigned, Doral Energy Corp., a Nevada corporation (referred to herein as the “Borrower”), with offices at 415 West Wall, Suite 500, Midland, TX 79701, hereby unconditionally promises to pay to the order of W.S. Oil & Gas Limited, its successors and permitted assigns (the “Lender”), in lawful money of the United States, at 2002 Bedford Drive, Midland, TX 79701, or such other address as the Lender may from time to time designate, the principal sum of Two Hundred Fifty-Thousand Dollars ($250,000.00) plus interest (the “Loan”). This Note shall mature and become due and payable in full on or after November 1, 2012 on demand by the holder (the “Maturity Date”).

          1.      Terms of Repayment. Subject to Section 1(c) of this Note, Principal of and interest on this Note shall be paid by the Borrower as follows:

          (a)           Payments in the amount of $16,666.67 representing principal and interest due shall be paid in twenty-four (24) equal monthly payments with a first payment due November 1, 2009 and thereafter on the first day of each month. Further, payments in the amount of $8,333.33 representing principal and interest due that shall be paid in twelve (12) equal monthly payments with a first payment due November 1, 2011, with a final payment of interest and principal due on the Maturity Date. Total payments due on this Note shall equal Five Hundred Thousand Dollars ($500.000.00) .

          (b)           The Borrower further agrees that, if any payment made by the Borrower or any other person is applied to this Note and is at any time annulled, set aside, rescinded, invalidated, declared to be fraudulent or preferential or otherwise required to be refunded or repaid, or the proceeds of any property hereafter pledged as security for this Note is required to be returned by Lender to the Borrower, its estate, trustee, receiver or any other party, including, without limitation, under any bankruptcy law, state or federal law, common law or equitable cause, then, to the extent of such payment or repayment, the Borrower’s liability hereunder (and any lien, security interest or other collateral securing such liability) shall be and remain in full force and effect, as fully as if such payment had never been made, or, if prior thereto any such lien, security interest or other collateral hereunder securing the Borrower’s liability hereunder shall have been released or terminated by virtue of such cancellation or surrender, this Note (and such lien, security interest or other collateral) shall be reinstated in full force and effect, and such prior cancellation or surrender shall not diminish, release, discharge, impair or otherwise affect the obligations of the Borrower in respect to the amount of such payment (or any lien, security interest or other collateral securing such obligation).

          (c)           Notwithstanding any other agreement between Borrower and Lender, pursuant to this Note or otherwise, Borrower and Lender agree that Borrower will not pay Lender any amount, including without limitation, any Principal of or interest on this Note, until and after all amounts payable by Borrower to Macquarie Bank Limited pursuant to any documentation between the parties, has been indefeasibly paid in cash.

          2.      Conversion.

          (a)           At any time after an Event of Default (as defined below), the Lender shall have the option to convert any remaining principal and interest due on this Note into fully-paid and nonassessable shares of the Borrower’s Common Stock valued at four times the “Fair Market Value” (the “Conversion Rate”). “Fair Market Value” on a date shall be the average of the daily closing prices for the five (5) consecutive trading days before such date excluding any trades which are not bona fide arm’s length transactions. The closing price for each day shall be (a) if such security is listed or admitted for trading on any national securities exchange, the last sale price of such security, regular way, or the mean of the closing bid and asked prices thereof if no such sale occurred, in each case as officially reported on the principal securities exchange on which such security are listed, or (b) if quoted on NASDAQ or any similar system of automated dissemination of quotations of securities prices then in common use the mean between the closing high bid and low asked quotations of such security in the over-the-counter market as shown by NASDAQ or such similar system of automated dissemination of quotations of securities prices, as reported by any member firm of the New York Stock Exchange selected by the Lender, (c) if not quoted as described in clause (b), the mean between the high bid and low asked quotations for the shares as reported by NASDAQ or any similar successor organization, as reported by any member firm of the New York Stock Exchange selected by the Lender. If such security is quoted on a national securities or central market system in lieu of a market or quotation system described above, the closing price shall be determined in the manner set forth in clause (a) of the preceding sentence if bid and asked quotations are reported but actual transactions are not, and in the manner set forth in clause (b) of the preceding sentence if actual transactions are reported.

          (b)           To exercise any conversion, the holder of this Note shall surrender the Note to the Borrower during usual business hours at the offices of the Borrower, accompanied by a written notice in the form attached hereto as Exhibit A, Notice of Conversion, and made a part hereof.

          (c)           As promptly as practicable after the surrender of this Note by the Lender, the Borrower shall deliver or cause to be delivered to the Lender, certificates for the full number of Shares issuable upon conversion of this Note, in accordance with the provisions hereof, together with a duly executed new Note of the Borrower in the form of this Note for any principal amount not so converted. Such conversion shall be deemed to have been made at the time that this Note was surrendered for conversion and the notice specified herein shall have been received by the Borrower.

          (d)           The number of shares issuable upon conversion of this Note or repayment by the Borrower in shares shall be proportionately adjusted if the Borrower shall declare a dividend of capital stock on its capital stock, or subdivide its outstanding capital stock into a larger number of shares by reclassification, stock split or otherwise, which adjustment shall be made effective immediately after the record date in the case of a dividend, and immediately after the effective date in the case of a subdivision. The number of shares issuable upon conversion of this Note or any part thereof shall be proportionately adjusted in the amount of securities for which the shares have been changed or exchanged in another transaction for other stock or securities, cash and/or any other property pursuant to a merger, consolidation or other combination. The Borrower shall promptly provide the holder of this Note with notice of any events mandating an adjustment to the conversion ratio, or for any planned merger, consolidation, share exchange or sale of the Borrower, signed by the President and Chief Executive Officer of Borrower.

          3.      Restricted Securities. By accepting this Note, the Lender hereby:

          (a)           Represents and warrants to the Borrower as follows, and acknowledges that the Borrower has relied upon such representations and warranties in issuing this Note:

(i)        the Lender is an “accredited investor” as defined in Rule 501 of Regulation D of the Securities Act of 1933, as amended (the “Securities Act”),

(ii)       Everett Willard Gray, II, the Chief Executive Officer, Vice-Chairman and a director of the Borrower, is the sole general partner of the Lender, and that the Lender has been provided with such information as it deems necessary for deciding whether or not to invest in the Borrower’s securities,

(iii)      the Lender is not aware of any general solicitation or general advertising relating to the offer and sale of this Note or the Note Shares,

(iv)       this Note is, and the Note Shares will be, acquired by the Lender for investment purposes for the Lender’s own account, not as a nominee or agent, and not with a view to the reoffer, resale or distribution of any part thereof, and the Lender has no present intention of selling, granting any participation in, assigning, transferring or otherwise distributing the same, and the Lender does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer, assign, grant participations or otherwise distribute to such person or any other person, with respect to this Note or the Note Shares; and

(b)	Agrees with the Borrower that:

(i)        this Note and the shares issuable upon conversion of this Note (the “Note Shares”) have been and will be issued pursuant to the exemption from the registration requirements of the Securities Act provided by Regulation D of the Securities Act based upon the representations and warranties of the Lender contained herein,

(ii)       notwithstanding any other provision in this Note to the contrary, neither this Note nor the Note Shares may be offered, sold, transferred, pledged, assigned or hypothecated unless there is an effective registration statement under the Securities Act relating to such securities or there is an available exemption from the registration requirements of the Securities Act, and that the Borrower will refuse to register or acknowledge any offer, sale, transfer, pledge, assignment or hypothecation not made pursuant to an effective registration statement under the Securities Act or not made pursuant to an available exemption from the registration requirements of the Securities Act, and

(iii)      this Note is, and the Note Shares will be, restricted securities under the Securities Act, and all certificates representing the Note Shares will be endorsed with a legend substantially similar to the following, or such other legend as the Borrower may deem advisable, in its sole discretion, to ensure compliance with the Securities Act:

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT"), AND HAVE BEEN ISSUED IN RELIANCE UPON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT. SUCH SECURITIES MAY NOT BE REOFFERED FOR SALE OR RESOLD OR OTHERWISE TRANSFERRED UNLESS THEY ARE REGISTERED UNDER THE APPLICABLE PROVISIONS OF THE ACT OR ARE EXEMPT FROM SUCH REGISTRATION.”

          4.      Liability of the Borrower. The Borrower is unconditionally, and without regard to the liability of any other person, liable for the payment and performance of this Note and such liability shall not be affected by an extension of time, renewal, waiver, or modification of this Note or the release, substitution, or addition of collateral for this Note. Each person signing this Note consents to any and all extensions of time, renewals, waivers, or modifications, as well as to release, substitution, or addition of guarantors or collateral security, without affecting the Borrower’s liabilities hereunder. Lender is entitled to the benefits of any collateral agreement, guarantee, security agreement or any other documents which may be related to or are applicable to the debt evidenced by this Note, all of which are collectively referred to as “Loan Documents” as they now exist, may exist in the future, have existed, and as they may be amended, modified, renewed, or substituted.

          5.      Representations and Warranties. The Borrower represents and warrants as follows: (i) the Borrower is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada; (ii) the execution, delivery and performance by the Borrower of this Note are within the Borrower's powers, have been duly authorized by all necessary action, and do not contravene (A) the Borrower's certificate of incorporation or bylaws or (B) (x) any law or (y) any agreement or document binding on or affecting the Borrower, (iii) no authorization or approval or other action by, and no notice to or filing with, any governmental authority, regulatory body or third person is required for the due execution, delivery and performance by the Borrower of this Note; (iv) this Note constitutes the legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms except as enforcement hereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally and subject to the applicability of general principles of equity; (v) the Borrower has all requisite power and authority to own and operate its property and assets and to conduct its business as now conducted and proposed to be conducted and to consummate the transactions contemplated hereby; (vi) the Borrower is duly qualified to conduct its business and is in good standing in each jurisdiction in which the character of the properties owned or leased by it, or in which the transaction of its business makes such qualification necessary; (vi) there is no pending or, to the Borrower 's knowledge, threatened action or proceeding affecting the Borrower before any governmental agency or arbitrator which challenges or relates to this Note or which may otherwise have a material adverse effect on the Borrower; (viii) after giving effect to the transactions contemplated by this Note, the Borrower is Solvent; (ix) the Borrower is not in violation or default of any provision of (A) its certificate of incorporation or by-laws, each as currently in effect, or (B) any instrument, judgment, order, writ, decree or contract, statute, rule or regulation to which the Borrower is subject, and (x) this Note is validly issued, free of any taxes, liens, and encumbrances related to the issuance hereof and is not subject to preemptive right or other similar right of members of the Borrower, and (xi) the Borrower has taken all required action to reserve for issuance such number of shares of Common Stock as may be issuable from time to time upon conversion of this Note.

          6.      Covenants. So long as any principal or interest is due hereunder and shall remain unpaid, the Borrower will, unless the Lender shall otherwise consent in writing:

          (a)           Maintain and preserve its existence, rights and privileges;

          (b)           Give written notice to Lender upon the occurrence of an Event of Default (as defined below) or any event but for the giving of notice or lapse of time, or both, would constitute an Event of Default within five (5) Business Days of such event;

          (c)           Not use the proceeds from the issuance of this Note in any way for any purpose that entails a violation of, or is inconsistent with, Regulation U of the Board of Governors of the Federal Reserve System of the United States of America;

          (d)           Comply in all material respects with all applicable laws (whether federal, state or local and whether statutory, administrative or judicial or other) and with every applicable lawful governmental order (whether administrative or judicial);

          (e)           Not redeem or repurchase any of its capital stock without Lender’s prior written consent;

          (f)           Not prepay any indebtedness, except for indebtedness to Macquarie Bank Limited and trade payables incurred in the ordinary course of the Borrower's business; and

          (g)           Not take any action which would impair the rights and privileges of this Note set forth herein or the rights and privileges of the holder of this Note.

          7.      Events of Default. Each and any of the following shall constitute a default and, after expiration of a grace period, if any, shall constitute an “Event of Default” hereunder:

          (a)           the nonpayment of principal and interest, late charges or any other costs or expenses promptly when due of any amount payable under this Note or the nonpayment by the Borrower of any other obligation to the Lender;

          (b)           an Event of Default under this Note (other than a payment default described above), or any other failure of the Borrower to observe or perform any present or future agreement of any nature whatsoever with Lender, including, without limitation, any covenant set forth in this Note;

          (c)           if Borrower shall commence any case, proceeding or other action: (i) under any existing or future law of any jurisdiction, domestic or foreign, relating to bankruptcy, insolvency, reorganization or relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, liquidation, dissolution, composition or other relief with respect to it or its debts; or (ii) seeking appointment of a receiver, trustee, custodian or other similar official for it or for all or any substantial part of its property, or the Borrower shall make a general assignment for the benefit of its creditors; or (iii) there shall be commenced against the Borrower any case, proceeding or other action of a nature referred to above or seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its property, which case, proceeding or other action results in the entry of any order for relief or remains undismissed, undischarged or unbonded for a period of sixty (60) days; or (iii) the Borrower shall take any action indicating its consent to, approval of, or acquiescence in, or in furtherance of, any of the acts set forth; or (iv) the Borrower shall generally not, or shall be unable to, pay its debts as they become due or shall admit in writing its inability to pay its debts;

          (d)           any representation or warranty made by the Borrower or any other person or entity under this Note or under any other Loan Documents shall prove to have been incorrect in any material respect when made;

          (e)           an event of default or default shall occur and be continuing for more than six (6) months under any other material agreement, document or instrument binding upon the Borrower including, without limitation, any instrument for borrowed money in excess of fifty thousand dollars ($50,000) (whether or not any such event of default or default is waived by the holder thereof), provided that any such event of default or default existing as of the initial date of this Note shall not be deemed an Event of Default until or unless it persists for six (6) months from the initial date of this Note;

          (f)           the entry of any judgment against Borrower or any of its property for an amount in excess of fifty thousand dollars ($50,000) that remains unsatisfied for thirty (30) days;

          (g)           the sale of all or substantially all of the assets, or change in ownership or the dissolution, liquidation, merger, consolidation, or reorganization of Borrower without the Lender’s prior written consent; or

          (h)           the Borrower’s shares of Common Stock are suspended from trading or delisted from trading on the Over the Counter Bulletin Board.

          8.      Lender’s Rights Upon Default. Upon the occurrence of any Event of Default, the Lender may, at its sole and exclusive option, do any or all of the following, either concurrently or separately: (a) accelerate the maturity of this Note and demand immediate payment in full, whereupon the outstanding principal amount of the Note and all obligations of Borrower to Lender, together with accrued interest thereon and accrued charges and costs, shall become immediately due and payable without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived; and (b) exercise all legally available rights and privileges.

          9.      Default Interest Rate. Upon an Event of Default, without any further action on the part of Lender, interest will thereafter accrue at the rate equal to the lesser of (i) 36% per annum or (ii) the highest rate permitted by applicable law, per annum (the “Default Rate”), until all outstanding principal, interest and fees are repaid in full by Borrower.

          10.      Usury. In no event shall the amount of interest paid or agreed to be paid hereunder exceed the highest lawful rate permissible under applicable law. Any excess amount of deemed interest shall be null and void and shall not interfere with or affect the Borrower’s obligation to repay the principal of and interest on the Note. This confirms that the Borrower and, by its acceptance of this Note, the Lender intend to contract in strict compliance with applicable usury laws from time to time in effect. Accordingly, the Borrower and the Lender stipulate and agree that none of the terms and provisions contained herein shall ever be construed to create a contract to pay, for the use or forbearance of money, interest in excess of the maximum amount of interest permitted to be charged by applicable law from time to time in effect.

          11.      No Prepayment. This Note may not be prepaid in whole or in part, at any time, without the prior written consent of the Lender.

          12.      Costs of Enforcement. Borrower hereby covenants and agrees to indemnify, defend and hold Lender harmless from and against all costs and expenses, including reasonable attorneys’ fees and their costs, together with interest thereon at the Prime Rate, incurred by Lender in enforcing its rights under this Note; or if Lender is made a party as a defendant in any action or proceeding arising out of or in connection with its status as a lender, or if Lender is requested to respond to any subpoena or other legal process issued in connection with this Note; or reasonable disbursements arising out of any costs and expenses, including reasonable attorneys’ fees and their costs incurred in any bankruptcy case; or for any legal or appraisal reviews, advice or counsel performed for Lender following a request by Borrower for waiver, modification or amendment of this Note or any of the other Loan Documents.

          13.      Governing Law. This Note shall be binding upon and inure to the benefit of the Borrower and the Lender and their respective successors and permitted assigns; provided that the Borrower may not assign this Note, in whole or in part, by operation of law or otherwise, without the prior written consent of the Lender. The Lender may not assign or otherwise participate out any part of, or any interest in, its rights and benefits hereunder except as provided in Section 3 of this Note. The terms and provisions of this Note shall at all times be subject to the Lender Subordination Agreement (as defined below), and the terms and provisions of this Note shall be binding upon and enure to the benefit of the Lender and the Borrower and their respective heirs, executors, administrators, successors and permitted assigns; provided that this Note shall not be assignable by any party without prior written consent of the other parties. Notwithstanding any provision of this Note to the contrary, this Note and any Convertible Notes issued pursuant to this Note may not be assigned, pledged, transferred or sold by the Lender unless such assignee, pledge, transferee or purchaser has duly executed a Subordination Agreement (as defined below). This Note, and any claims arising out of relating to this Note, whether in contract or tort, statutory or common law, shall be governed exclusively by, and construed in accordance with the laws of the State of Texas without regard to principles of conflicts of laws.

          14.      Jurisdiction. THE BORROWER CONSENTS THAT ANY LEGAL ACTION OR PROCEEDING AGAINST IT UNDER, ARISING OUT OF OR IN ANY MANNER RELATING TO THIS NOTE, OR ANY OTHER INSTRUMENT OR DOCUMENT EXECUTED AND DELIVERED IN CONNECTION HEREWITH SHALL BE BROUGHT EXCLUSIVELY IN ANY COURT OF THE STATE OF TEXAS OR IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF UTAH. THE BORROWER, BY THE EXECUTION AND DELIVERY OF THIS NOTE, EXPRESSLY AND IRREVOCABLY CONSENTS AND SUBMITS TO THE PERSONAL JURISDICTION OF ANY OF SUCH COURTS IN ANY SUCH ACTION OR PROCEEDINGS. THE BORROWER AGREES THAT PERSONAL JURISDICTION OVER IT MAY BE OBTAINED BY THE DELIVERY OF A SUMMONS BY PERSONAL DELIVERY OR OVERNIGHT COURIER AT THE ADDRESS PROVIDED IN SECTION 15 OF THIS NOTE. ASSUMING DELIVERY OF THE SUMMONS IN ACCORDANCE WITH THIS PROVISION, THE BORROWER HEREBY EXPRESSLY AND IRREVOCABLY WAIVES ANY ALLEGED LACK OF PERSONAL

JURISDICTION, IMPROPER VENUE OF FORUM NON CONVENIENS OR ANY SIMILAR BASIS.

          15.      Miscellaneous. (a) Borrower hereby waives protest, notice of protest, presentment, dishonor, and demand. (b) Time is of the essence for each of Borrower’s covenants under this Note. (c) The rights and privileges of Lender under this Note shall inure to the benefit of its successors and permitted assigns. All obligations of Borrower in connection with this Note shall bind Borrower’s successors and permitted assigns, and Lender’s conversion rights shall succeed to any successor securities to Borrower’s common stock. (d) The terms and provisions of this Note shall at all times be subject to the Lender Subordination Agreement, and the terms and provisions of this Note shall be binding upon and enure to the benefit of the Lender and the Borrower and their respective heirs, executors, administrators, successors and assigns; provided that this Note shall not be assignable by any party without prior written consent of the other parties. Notwithstanding any provision of this Note to the contrary, this Note may not be assigned, pledged, transferred or sold by the Lender unless such assignee, pledge, transferee or purchaser has duly executed a Subordination Agreement. (e) If any provision of this Note shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, but this Note shall be construed as if such invalid or unenforceable provision had never been contained herein. (f) The waiver of any Event of Default or the failure of Lender to exercise any right or remedy to which it may be entitled shall not be deemed a waiver of any subsequent Event of Default or Lender’s right to exercise that or any other right or remedy to which Lender is entitled. No delay or omission by Lender in exercising, or failure by Lender to exercise on any one or more occasions, shall be construed as a waiver or novation of this Note or prevent the subsequent exercise of any or all such rights. (g) This Note may not be waived, changed, modified, or discharged orally, but only in writing.

          16.      Notice, Etc. Any notice required by the provisions of this Note will be in writing and will be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient; if not, then on the next business day; (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt, and delivered as follows:

If to the Borrower:

Doral Energy Corp.
415 West Wall, Suite 500
Midland, TX 79701

If to Lender:

W.S. Oil & Gas Limited
2002 Bedford Drive
Midland, TX 79701

          or, as to each party, at such other address as shall be designated by such party in a written notice to the other parties

          17.      Definitions. As used herein, the term "Solvent" shall mean, with respect to any person or entity on a particular date, that on such date (i) the fair value of the property of such person or entity is not less than the total amount of the liabilities of such person or entity, (ii) the present fair salable value of the assets of such person or entity is not less than the amount required to pay (E) the probable liability on such person's existing debts as they become absolute and matured, (iii) such person or entity is able to realize upon its assets and pay its debts and other liabilities, (iv) such person or entity does not intend to, and does not believe that it will, incur debts or liabilities beyond such person or entity's ability to pay as such debts and liabilities mature and (v) such person or entity is not engaged in business or a transaction, and is not about to engage in a business or a transaction, for which such person's or entity's property would constitute unreasonably small capital. As used herein, the term “Subordination Agreement” means a subordination agreement in the form and substance as attached as Exhibit B hereto. As used herein, the term “Lender Subordination Agreement” means a Subordination Agreement between the Lender, Borrower, and Macquarie Bank Limited, which must be in place prior to the execution of this Note.

          IN WITNESS WHEREOF, the undersigned has executed this Convertible Promissory Note as of the date first set forth above.

DORAL ENERGY CORP.

               /s/ H. Patrick Seale
_________________________________

By: H. Patrick Seale

Its: President & COO

The Lender hereby acknowledges its agreement to the terms and conditions set out in this Convertible Promissory Note.

W.S. OIL AND GAS LIMITED

/s/ Everett Willard Gray, II
_________________________________

By:    Everett Willard Gray, II
          General Partner.

EXHIBIT A

NOTICE OF CONVERSION

(to be signed upon conversion of the Note)

TO DORAL ENERGY CORP.:

          The undersigned, the holder of the foregoing Note, hereby surrenders such Note for conversion into _____________ shares of Common Stock of Doral Energy Corp., and requests that the certificates for such shares be issued in the name of ________________________________________, and delivered to, ________________________________________, whose address is ________________________________________.

          The undersigned represents and warrants to the Company that, as of the date hereof, the undersigned is an "accredited investor" as such term is defined in Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act") and that the shares of Common Stock issuable to the undersigned upon conversion of the Note are being acquired for investment purposes for the undersigned's own account and not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and the undersigned has no present intention of selling, granting any participation in, or otherwise distributing the same.

          The undersigned agrees not to offer, resell, pledge or otherwise transfer the shares of Common Stock issuable to the undersigned upon conversion of the Note unless such offer, resale, pledge or transfer is made pursuant to an effective registration under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act.

Dated: _____________________

(signature)

(address)

EXHIBIT B

SUBORDINATION AGREEMENT [FORM OF]